Exhibit 99.5

 ANY BROKER 5970 ANYSTREET CITY, PROVINCE V5V 5V5 o o CO CO <  M. JEAN ECHANTILLON 123, RUE DE FINANCE VILLE PR A1A 1A1 ASSEMBLEE SPECIALE CALEDONIA MINING CORPORATION DATE: JEUDI 18 FEVRIER 2016 A 10 H HNE ADRESSE: BORDEN LADNER GERVAIS LLP SCOTIA PLAZA TOWER 40 KING STREET WEST 44TH FLOOR TORONTO, ONTARIO M5H 3Y4        PASSEZ EN REVUE VOS OPTIONS DE VOTE       RAPPEL : PASSEZ EN REVUE LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS AVANT DE VOTER.  EN LIGNE : VOTEZ SUR PROXYVOTE.COM A L'AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMERO DE CONTROLE EST INDIQUE CI-DESSOUS. NUMERISEZ POUR VOIR LES DOCUMENTS ET VOTEZ DES MAINTENANT VOTE PAR TELEPHONE : VEUILLEZTRANSMETTRE VOS INSTRUCTIONS AU 1 800 474-7501 (EN FRANQAIS) 0U1 800 474-7493 (EN ANGLAIS). VOTE PAR LA POSTE : VEUILLEZ RETOURNER LE PRESENT FORMULAIRE DESTRUCTIONS DEVOTE DANS L'ENVELOPPE FOURNIE. VOTE PAR TELECOPIEUR : (514) 281-8911 OU (905) 507-7793.      NOUS DEVONS RECEVOIR VOS INSTRUCTIONS DEVOTE AU MOINS UN JOUR OUVRABLE AVANT LA DATE DE DEPOT DES PROCURATIONS. N0DE CONTROLE: -*12 34 5 678 901 2 34 5 6DATEDEDEPOT:16FEVRIER2016 Madame, Monsieur, Une assemblee sera tenue a I'intention des porteurs de titres de I'emetteur mentionne ci-dessus. 1.Vous recevez le present formulaire d'instructions de vote et les documents relatifs a I'assemblee ci joints, selon les directivesde I'emetteur, entant que proprietaire veritable des titres. Vous etes considere comme le proprietaire veritable des titres, parce qu'en tant qu'intermediaires, nous detenons les titres dans un compte pour vous, mais ils ne sont pas immatricules a votre nom. 2. Les votes sont sollicites par la direction de la societe ou en son nom. 3. Meme si vous ne souhaitez pas recevoir ces documents, un emetteur assujetti a le droit de vous les faire parvenir et, si on nous le demande, il est de notre responsabilite de vous les envoyer. Les presents documents vous sont envoyes sans frais, dans la langue que vous avez demandee, dans la mesure ou ils sont disponibles dans cette langue. 4. A moins que vous n'assistiez a I'assemblee et n'y votiez en personne, nous sommes les seuls a pouvoir exercer les droits de vote a rattaches a vos titres en notre qualite de porteur inscrit ou de fonde de pouvoir du porteur inscrit conformement a vos instructions. Nous ne pouvons pas voter pour vous si nous ne recevons pas vos instructions de vote. Veuillez fournir et nous retourner (ou nous envoyer par I'une des autres methodes possibles) les renseignements demandes dans le present formulaire afin que nous recevions vos instructions de vote rapidement. Nous soumettrons un vote par procuration en votre nom conformement aux instructions de vote que vous nous donnerez, a moins que vous ne choisissiez d'assister a I'assemblee et d'y voter en personne. 5. En nous donnant vos instructions de vote, vous confirmez ce qui suit: • vous etes le proprietaire veritable des titres ou vous etes autorise a donner ces instructions de vote; et • vous avez lu les documents et les instructions de vote mentionnees dans le present formulaire. 6.Vous ne pouvez utiliser pas besoin de presenter le present formulaire d'instructions de vote pour voter a I'assemblee. 7.Pour assister a I'assemblee et y exercer en personne les droits de vote rattaches a vos actions, veuillez proceder de I'unedesmanieressuivantes: • ecrivez votre nom ou le nom de la personne que vous avez designee pour agir en votre nom sur la ligne «Fonde de pouvoir» au verso du formulaire, que vous devez dater et signer, puis renvoyez-le nous par la poste; • allez au site ProxyVote.com (s'il est disponible) et inscrivez le nom dans la section« Changement de fonde de pouvoir» du site de vote. Vous ou votre «fonde de pouvoir»devez assister a I'assemblee pour que votre vote soit pris en consideration. A votre arrivee a I'assemblee, vous ou votre fonde de pouvoir etes prie de vous inscrire aupres de I'agent charge des bulletins de vote ou des procurations. A moins d'instructions contraires de votre part, la personne dont le nom est inscrit dans I'espace prevu a cet effet aura les pleins pouvoirs pour assister a I'assemblee, soumettre des questions et agir a I'assemblee ou a toute reprise de cell-ci en cas d'ajournement ou de report, ainsi que pour voter a I'egard de toutes les questions qui seront presentees a I'assemblee ou a toute reprise de celle-ci en cas d'ajournement ou de report, meme si ces questions ne sont pas mentionnees dans le present formulaire ou dans la circulaire de sollicitation de procurations. Consultez un conseiller juridique si vous souhaitez modifier les pouvoirs de cette personne de quelque fagon que ce soit. Si vous avez besoin d'aide, communiquez avec le responsable de votre compte. 8. Si les presentes instructions de vote sont donnees au nom d'une societe, indiquez la denomination sociale complete de cette derniere, le nom et le titre de la personne donnant les instructions de vote au nom de la societe, ainsi que I'adresse aux fins de signification de la societe. 9. Si les points enonces dans la circulaire de sollicitation de procurations sont differents des points mentionnes au verso du present formulaire, la circulaire de sollicitation de procurations sera le document considere comme correct. 10. En I'absence d'instructions de vote particulieres de votre part dans le present formulaire, les droits de vote seront exerces comme il estrecommande auversodupresent formulaire ouindiquedans la circulaire de sollicitation de procurations, a moins que vous ne nommiez un fonde de pouvoir. 11. Afin que vos instructions soient regues a temps pour etre traitees, veuillez renvoyer le formulaire d'instructions de vote ou voter en ligne au plus tard un jour ouvrable avant la date de depot des procurations indiquee ci dessus ou dans la circulaire de sollicitation de procurations. Les instructions de vote regues a la date de depot des procurations ou apres cette date pourraient ne pas etre prises en compte dans la compilation des votes. Si vous avez des questions ou avez besoin d'aide, veuillez communiquer avec le responsable de votre compte. Communication de I'information - Choix de recevoir les etats financiers ou demande de documents relatifsa I'assemblee Si vous choisissez de recevoir les etats financiers ou demandez les documents relatifs a I'assemblee, votre nom et votreadresse peuventetrecommuniquesaI'emetteur(ouason mandataire) auxfins d'envoi par la poste

FORMULAIRE DESTRUCTIONS DE VOTE CALEDONIA MINING CORPORATION  TYPE D'ASSEMBliE : DATE DE L'ASSEMBLEE : DATE DE REFERENCE : DATE DE DEPOT : N° DE COMPTE : 10852138 m N° CUID : N° CUSIP : T123  C55 234567TES ASSEMBLEE SP£CIALE JEUDI 18 FeVRIER 2016 A 10 H HNE 19 JANVIER 2016 16 F£VRIER 2016 123456789     N° DE CONTROLE:12345678 901 2 3456= 0100000000 0000000000 0000000000 000007064     NOMMEZ UN FONDE DE POUVOIR (FACULTATIF)     FONDE(S) DE POUVOIR :STEVECURTIS,OU, A DEFAUT, MARK LEARMONTH, OU, A DEFAUT, PAUL MINGAY INSCRIVEZ CI-DESSUS LE NOM DU FONDE DE POUVOIR EN LETTRES MAJUSCULES R2 SI VOUS VOULEZ ASSISTER A L'ASSEMBLEE OU DESIGNER UNE AUTRE PERSONNE POUR QU'ELLE Y ASSISTE, Y VOTE ET Y AGISSE EN VOTRE NOM LORS DE L'ASSEMBLEE OU DE TOUTE ASSEMBLEE RESULTANT D'UN AJOURNEMENT OU D'UN REPORT, AUTRE QUE LA OU LES PERSONNES MENTIONNEES CI-DESSUS, INSCRIVEZ VOTRE NOM OU LE NOM DE L'AUTRE PERSONNE QUI ASSISTERA A L'ASSEMBLEE DANS L'ESPACE PREVU A CET EFFET. A MOINS QUE VOUS NE DONNIEZ DES INSTRUCTIONS CONTRAIRES, LA PERSONNE DONT LE NOM EST ECRIT DANS CET ESPACE AURA LES PLEINS POUVOIRS POUR ASSISTER A L'ASSEMBLEE, Y VOTER ET Y AGIR A L'EGARD DES QUESTIONS PRESENTEES A L'ASSEMBLEE OU A TOUTE ASSEMBLEE RESULTANT D'UN AJOURNEMENT OU D'UN REPORT, MEME SI CES QUESTIONS NE SONT PAS MENTIONNEES DANS LE FORMULAIRE OU DANS LA CIRCULAIRE. INSTRUCTIONS DE VOTE     POINT(S) : LES RECOMMANDATIONS DE VOTE SONT INDIQUEES AU MOYEN DU umnihiimn AU-DESSUS DES CASES (REMPLISSEZ UNE SEULE CASE « g]» PAR POINT, A L'ENCRE NOIRE OU BLEUE)  CONTRE □ □ 01 THE SPECIAL RESOLUTION AUTHORIZING THE CONTINUANCE OF THE COMPANY INTO JERSEY, CHANNEL ISLANDS, PURSUANT TO THE PROVISIONS OF THE CANADA BUSINESS CORPORATIONSACT AND THE COMPANIES (JERSEY) LAW 1991 (AS AMENDED), AND, IN CONNECTION THEREWITH, THE ADOPTION OF NEW CHARTER DOCUMENTS OF THE COMPANY UPON THE CONTINUANCE, WHICH SHALL INCLUDE AMENDMENTS TO THE EXISTING CHARTER DOCUMENTS OF THE COMPANY INCLUDING A CHANGE OF THE COMPANY'S NAME TO "CALEDONIA MINING CORPORATION PLC," AND AUTHORIZING THE PURCHASE OF SHARES HELD BY DISSENTING SHAREHOLDERS, IF ANY.      *NOTE* LE PRESENT FORMULAIRE CONFERE LE POUVOIR DISCRETIONNAIRE DE VOTER SUR D'AUTRES QUESTIONS SUSCEPTIBLES D'ETRE SOULEVEES A L'ASSEMBLEE OU A TOUTE REPRISE DE CELLE-CI. *NOTE* LE PRESENT FORMULAIRE D'INSTRUCTIONS DE VOTE DEVRAIT ETRE LU CONJOINTEMENT AVEC LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS QUI L'ACCOMPAGNE.   1234 5678 9012 3456